JONES DAY

120, RUE DU FAUBOURG ST HONORE

75008 PARIS, FRANCE

TEL.: +33(0)1 56 59 39 39

FAX:  +33(0)1 56 59 39 38

February 26, 2007

BY EDGAR AND FACSIMILE

Ms. Christine Adams

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Re:	France Telecom
Form 20-F for the year ended December 31, 2005
File N° 1-14712

Dear Ms. Adams:

We refer to the above-referenced filing of France Telecom (the “Company”), to the Staff’s comment letter dated September 20, 2006, to our response letter dated October 20, 2006, and to the Staff’s follow-up comment letter dated February 15, 2007, as well as to the telephone and email messages we exchanged today. As mentioned, the Company requires more time to respond to your letter given the Company’s desire to review your letter and its response with its external auditors and other advisors. The Company proposes therefore to respond no later than March 20, 2007.

We appreciate your consideration in this matter. If you wish to discuss our proposed timing or any other matter, please do not hesitate to call me at +33.1.56.59.38.72.

Yours faithfully,

/s/ Linda Hesse

Linda A. Hesse

cc:	Mr. Larry Spirgel
Ms. Ivette Leon
Securities and Exchange Commission

Mr. Gervais Pellissier
Mr. Pierre Charreton
France Telecom